UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Colliers International Group Inc.

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

194693107

(CUSIP Number)

Jay S. Hennick

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada M5S 2B4

416-960-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194693107

1	NAME OF REPORTING PERSON

JAY S. HENNICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,676,077*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,676,077*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,676,077*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Subordinate Voting Share at any time at the election of the holder thereof and 345,014 Subordinate Voting Shares issuable on conversion of certain Convertible Notes as further described in Items 5 and 6.

2

CUSIP No. 194693107

1	NAME OF REPORTING PERSON

HENSET CAPITAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,103,219*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,103,219*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,103,219*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

CO

* Includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Subordinate Voting Share at any time at the election of the holder thereof and 345,014 Subordinate Voting Shares issuable on conversion of certain Convertible Notes as further described in Items 5 and 6.

3

CUSIP No. 194693107

1	NAME OF REPORTING PERSON

FSV SHARES LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,572,858
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,572,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,572,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 194693107

1	NAME OF REPORTING PERSON

2688845 ONTARIO INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,572,858
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,572,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,572,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 194693107

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (this “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by (i) Jay S. Hennick, (ii) Henset Capital Inc., an Ontario, Canada corporation (“Henset Capital”), of which Mr. Hennick serves as the sole director and the Chairman, Chief Executive Officer and President, (iii) FSV Shares LP (“FSV”), a limited partnership existing under the laws of the Province of Ontario, which is controlled by Mr. Hennick, and (iv) 2688845 Ontario Inc. (“FSV GP), an Ontario corporation of which Mr. Hennick is the sole director, Chairman and Chief Executive Officer. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Henset Capital and FSV GP.

(b)	The principal business address of each of the Reporting Persons is 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4.
(c)	The principal occupation of Mr. Hennick is serving as the Chairman and Chief Executive Officer of the Issuer and as the Chairman of the Board of FirstService Corporation. The principal business of Henset Capital is to act as a holding company for certain investments of Mr. Hennick. FSV is a holding investment partnership controlled by Mr. Hennick. FSV GP is the general partner of FSV.
(d)	No Reporting Person, nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	No Reporting Person, nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Hennick and each of the persons listed on Schedule A annexed hereto is a citizen of Canada.
Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

As the founder of the Issuer, Mr. Hennick held, through Henset Capital, certain securities of a predecessor entity to the Issuer, which securities were converted, prior to the initial public offering of the Issuer, into Shares of the Issuer and 1,325,694 Multiple Voting Shares of the Issuer (or 100% of the outstanding Multiple Voting Shares of the Issuer). In addition, certain of Mr. Hennick’s Shares, held, through Henset Capital, were obtained through the exercise of stock options and other equity awards that were granted to Mr. Hennick during his tenure as an officer and/or director of the Issuer.

6

CUSIP No. 194693107

On April 16, 2021, the transactions contemplated by the Transaction Agreement (as defined and further described in Item 4 set forth in Amendment No. 1) were consummated and an entity controlled by Mr. Hennick, Jayset Capital Corp., received from the Issuer approximately $95 million in cash and 3,572,858 Shares. On April 19, 2021, the Shares delivered to Jayset Capital Corp. under the Transaction Agreement were transferred to FSV in an internal reorganization for no consideration.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based on 38,863,742 Shares outstanding, as of December 31, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report of Foreign Private Issuer on Form 40-F filed with the Securities and Exchange Commission on February 18, 2021, plus 1,325,694 shares underlying the Multiple Voting Shares, plus 345,014 shares underlying the Convertible Notes.

A.	Mr. Hennick
(a)	As a result of the relationships described in Item 2 hereof, Mr. Hennick may be deemed to beneficially own the (i) 3,103,219 Shares beneficially owned directly by Henset Capital, which includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Share at any time at the election of the holder thereof, and 345,014 Shares issuable on conversion of the Convertible Notes, and (ii) 3,572,858 Shares beneficially owned directly by FSV.

Percentage: Approximately 15.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,676,077
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,676,077

(c)	Mr. Hennick has not entered into any transactions in the Shares since Amendment No. 1.
B.	Henset Capital
(a)	As of the close of business on April 19, 2021, Henset Capital beneficially owned directly 3,103,219 Shares, which includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Share at any time at the election of the holder thereof, and 345,014 Shares issuable on conversion of the Convertible Notes.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,103,219
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,103,219

(c)	Henset Capital has not entered into any transactions in the Shares since Amendment No. 1.

7

CUSIP No. 194693107

C.	FSV
(a)	As of the close of business on April 19, 2021, FSV beneficially owned directly 3,572,858 Shares.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,572,858
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,572,858

(c)	Except as described in Item 3 above, FSV has not entered into any transactions in the Shares during the past sixty (60) days.
D.	FSV GP
(a)	As a result of the relationship described in Item 2 hereof, FSV GP is deemed to beneficially own 3,572,858 Shares.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,572,858
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,572,858

(c)	FSV GP has not entered into any transactions in the Shares during the past sixty (60) days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 20, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Joint Filing Agreement by and among Jay S. Hennick, Henset Capital Inc., FSV Shares LP, and 2688845 Ontario Inc. dated April 20, 2021.

8

CUSIP No. 194693107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2021

HENSET CAPITAL INC.

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	Chief Executive Officer and President

FSV SHARES LP

By:	2688845 Ontario Inc., Its General Partner

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	Chairman and CEO

2688845 Ontario Inc.

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	Chief Executive Officer and President

/s/ Jay S. Hennick
Jay S. Hennick

9

CUSIP No. 194693107

SCHEDULE A

Director and Officers of Henset Capital Inc.

Name and Position	Principal Occupation	Principal Business Address
Jay Hennick Sole director, Chairman, CEO and President	See Item 2	See Item 2
Jonathan Ng Vice President, Finance	Vice President, Finance, of Hennick & Company Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4
Barbara Hennick Executive Vice President	Secretary of The Jay and Barbara Hennick Family Foundation	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4
Bradley M. Hennick Vice President	Managing Director and Secretary of Hennick & Company, Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4
Lynda Cralli Secretary	Assistant Secretary of both Colliers International Group Inc. and FirstService Corporation	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Director and Officers of 2688845 Ontario Inc.

Name and Position	Principal Occupation	Principal Business Address
Jay Hennick Sole Director, Chairman and CEO	See Item 2	See Item 2
Bradley M. Hennick Vice President	Managing Director and Chief Executive Officer of Hennick & Company Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4
Jonathan Ng Vice President, Finance	Vice President, Finance, of Hennick & Company Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4